

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

February 7, 2018

<u>Via E-mail</u>
Steven Fu
Chief Financial Officer
Hebron Technology Co., Ltd.
No. 936, Jinhai 2rd Road, Konggang New Area
Longwan District
Wenzhou City, Zhejiang Province
People's Republic of China

> **Re: Hebron Technology Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 11, 2017**
> **File No. 1-37829**

Dear Mr. Fu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction